Enviri Corporation
Two Logan Square
100-120 N 18th Street Suite 1700
Philadelphia, PA 19103
Web: www.enviri.com

November 20, 2024

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Robert Shapiro and Theresa Brillant

Re:    Enviri Corporation
Form 10-K for the Fiscal Year Ended December 31, 2023
Form 10-Q for the Fiscal Quarter Ended September 30, 2024
Form 8-K Furnished October 31, 2024
File No. 001-03970
Response dated November 20, 2024

Dear Robert Shapiro and Theresa Brillant:

This letter responds to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated November 6, 2024 addressed to Tom Vadaketh, Chief Financial Officer of Enviri Corporation (“we,” “us,” “our,” or the “Company”), regarding the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”), the Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2024 (the “Form 10-Q”) and the Form 8-K furnished on October 31, 2024 (the "8-K").

The text of the Staff’s comments has been included in this letter in bold and italics for your convenience, and we have numbered the paragraph below to correspond to the number in the Staff’s letter. The Company’s response to the numbered comment follows immediately below the numbered comment.

Form 10-Q for the Fiscal Quarter Ended September 30, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Segment Results
Clean Earth Segment, page 33

Results of Operations

1.We note in your discussion of the debt covenants on page 38 that you have implemented cost reduction efforts that mitigate the impact of inflation. Please expand your disclosure to explain what steps have been taken to reduce costs.

Response: The Company respectfully acknowledges the Staff’s comment, and in future filings the Company will provide additional disclosures regarding cost reduction initiatives that are expected to mitigate the impact of inflation.

As an example of how we propose to address the Staff’s comment in future filings and for illustrative purposes only, below we have provided an example from the Company's Form 10-Q dated October 31, 2024.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Results of Operations
Clean Earth Segment, page 36
Favorable changes in revenues attributable to the hazardous waste business of $1.2 million and $15.0 million for the three and nine months ended September 30, 2024, respectively, when compared to the three and nine months ended September 30, 2023, which are primarily related to pricing and mix, including hazardous soil projects, and operational cost reduction initiatives. These cost reduction initiatives include modernizing systems, optimizing its transportation and logistics network, internalizing treatment of certain waste streams, securing end disposal capacity and consolidating procurement activities to reduce costs and enhance asset utilization. These impacts are partially offset by decreased revenues from reduced volumes from certain industries and cost increases as a result of inflation, primarily from labor costs, during the three and nine months ended September 30, 2024.

Liquidity and Capital Resources
Debt Covenants, page 42
However, the Company's estimates of compliance with these covenants could change in the future with a deterioration in economic conditions, higher than forecasted interest rates, the timing of working capital including the collection of receivables, an inability to realize increased pricing and implement cost reduction initiatives, principally in CE, that mitigate the impacts of inflation and other factors that may adversely impact its compliance with covenants.

Form 8-K Furnished October 31, 2024

Exhibit 99.1, page 1

2.    Please present the most directly comparable GAAP measure to Adjusted EBITDA here and on page two. Refer to Item 10(e)(1)(i)(A) of regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment, and in future filings the Company proposes to present the most directly comparable GAAP measure to Adjusted EBITDA with equal or greater prominence.

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We appreciate the Staff’s time and attention to this matter and hope the foregoing has been responsive to the Staff’s comments. If you have any questions or need any additional information, please feel free to contact me at (267) 946-1415.

Sincerely,

/s/ Tom Vadaketh
Tom Vadaketh
Senior Vice President and Chief Financial Officer